                           Quarterly Report 30, 2004

[GERDAU AMERISTEEL LOGO]

                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-     Safety

-     Integrity

-     Customer Driven Culture

-     Investment in People, Processes, and Technology

-     Engaged Employees

-     Open Communication

-     Community and Environmental Awareness

-     Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2003 Annual Report. The following discussion of financial condition and results of operations is dated November 3, 2004 and should be read together with the consolidated statements and the accompanying notes contained in that report. The Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP"). Prior period results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. See "Note 15" to the Company's financial statements for the three and nine month periods ended September 30, 2004 for more information on the differences between U.S. GAAP and Canadian GAAP as they relate to the Company's financial results. Prior period results have been presented under U.S. GAAP for comparative purposes.

OVERVIEW

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel products. Through a vertically integrated network of 11 minimills, including one 50%-owned minimill, 13 scrap recycling facilities and 32 downstream operations, the Company primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Four of the minimills are provided scrap from an internal network of 13 scrap recycling facilities.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. The four long steel product minimills are located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; three wire rod processing facilities in Beaumont, Texas; Carrollton, Texas; and Memphis, Tennessee; and a grinding ball facility in Duluth, Minnesota. North Star Steel minimills have an annual mill manufacturing capacity of approximately two million tons of finished long steel products, principally merchant bars, special bar quality steel, light structural shapes, reinforcing bar and wire rod. Customers include steel service centers, original equipment manufacturers and steel fabricators. For the fiscal year ended May 31, 2004, North Star Steel's downstream shipments were approximately 300,000 tons of processed steel products. The wire rod processing facilities produce reinforcing wire mesh, chain link fencing and industrial wire. The grinding ball facility produces grinding balls for crushing and processing of minerals in various mining industries.

On October 15, 2004, the Company issued 70 million common shares for Cdn $5.90 ($4.70), including 35 million to Gerdau S.A.

The consolidated financial statements of Gerdau Ameristeel for the nine months ended September 30, 2004 and 2003 do not include the results of the North Star Steel acquisition.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of seven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2004, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003

The following tables summarize the results of Gerdau Ameristeel for the three months ended September 30, 2004, and for the three months ended September 30, 2003.

(US$ IN THOUSANDS)

                                        THREE MONTHS ENDED                  THREE MONTHS ENDED
                                             SEPTEMBER 30,                    SEPTEMBER 30,             % OF SALES
                                                         % OF                             % OF            INCREASE      $ INCREASE
                                        2004             SALES           2003             SALES          (DECREASE)     (DECREASE)
                                   ------------------------------    ------------------------------    -------------    -----------
Finished Steel Shipments (Tons)
Rebar                                    340,590                           383,853
Merchant/Special Sections                568,299                           536,197
Rod                                      192,424                           155,131
Fabricated Steel                         197,966                           161,073
                                   -------------                     -------------
                                       1,299,279                         1,236,254
Flat Rolled (joint venture)              190,807                           173,398
                                   -------------                     -------------
  Total                                1,490,086                         1,409,652
Net Sales                          $     807,883            100.0%   $     460,635            100.0%                    $  347,248

Operating Expenses
  Cost of sales                          638,441             79.0%         426,663             92.6%           (13.6)%     211,778
  Selling and administrative              26,725              3.3%          19,895              4.3%            (1.0)%       6,830
  Depreciation                            19,390              2.4%          17,433              3.8%            (1.4)%       1,957
  Other operating (income) expense          (682)            (0.1)%             86              0.0%            (0.1)%        (768)
                                   -------------    -------------    -------------            -----    -------------    ----------
                                         683,874             84.6%         464,077            100.7%           (16.1)%     219,797

Income from Operations                   124,009             15.4%          (3,442)            (0.7)%           16.1%      127,451
Earnings from joint ventures              54,634              6.8%             400              0.1%             6.7%       54,234
                                   -------------    -------------    -------------            -----    -------------    ----------

Income before other expenses &
  income taxes                           178,643             22.2%          (3,042)            (0.6)%           22.8%      181,685

Other Expenses
  Interest, net                           17,408              2.2%          16,853              3.7%            (1.5)%         555
  Foreign exchange loss                    6,522              0.8%             757              0.2%             0.6%        5,765
  Amortization of deferred
    financing costs                          628              0.1%             552              0.1%             0.0%           76
                                   -------------    -------------    -------------            -----    -------------    ----------
                                          24,558              3.1%          18,162              4.0%            (0.9)%       6,396

Income (loss) before income taxes        154,085             19.1%         (21,204)            (4.6)%           23.7%      175,289
Income tax expense (benefit)               9,799              1.2%         (11,076)            (2.4)%            3.6%       20,875
                                   -------------    -------------    -------------            -----    -------------    ----------
Net income (loss)                  $     144,286             17.9%   $     (10,128)            (2.2)%           20.1%   $  154,414
                                   =============    =============    =============            =====    =============    ==========
Earnings (loss) per
  common share - basic             $        0.64                     $       (0.05)
Earnings (loss) per
  common share - diluted           $        0.64                     $       (0.05)

                                                    THREE MONTHS ENDED
                                              SEPTEMBER 30,   SEPTEMBER 30,     $ INCREASE       % INCREASE
                                                 2004             2003          (DECREASE)        (DECREASE)
                                                 ----             ----          ----------        ----------
Weighted Average Selling Price ($/ton)
    Mill external shipments                     $555.97          $309.52          $246.45            79.6%
    Fabricated steel shipments                   634.89           439.67           195.22            44.4%

Scrap charges - $/ton                            211.18           114.30            96.88            84.8%

Metal spread ($/ton)

Mill external shipments                          344.79           195.22           149.57            76.6%

Mill manufacturing cost                          215.44           175.16            40.28            23.0%

Net sales: Finished tons shipped for the three months ended September 30, 2004 increased 63,025 tons, or 5.1%, compared to the three months ended September 30, 2003. Average mill finished goods selling prices were $556 per ton for the three months ended September 30, 2004, up approximately $246 per ton or 79.6% from the average selling prices for the three months ended September 30, 2003. The continued increase in selling prices is the result of price increases in 2004 in conjunction with the dramatic rise in scrap and other raw materials costs. Scrap raw material costs increased 84.8% to $211 per ton for the three months ended September 30, 2004, compared to $114 per ton for the three months ended September 30, 2003. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

Cost of sales: Cost of sales as a percentage of net sales decreased 13.6% for the three months ended September 30, 2004 when compared to the three months ended September 30, 2003. The decrease in the third quarter of 2004 is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended September 30, 2004, average scrap costs represented approximately 55% of mill production costs compared to approximately 44% for the same period in 2003. Mill manufacturing costs were approximately 23.0% higher in the third quarter of 2004 compared to the third quarter of 2003 primarily as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses partially offset by higher production levels which reduced costs, on a per ton basis, by spreading fixed costs on a per ton basis over an increased volume.

Selling and administrative: Selling and administrative expenses for the three months ended September 30, 2004 increased $6.8 million compared to the three months ended September 30, 2003. Included in selling and administrative expenses for the three months ended September 30, 2004 is a non-cash pretax expense of $5.9 million ($1.6 million in the prior year period) to mark-to-market outstanding stock appreciation rights (SARs) and other equity based compensation held by employees. Other selling and administrative expenses increased $2.1 million for the three months ended September 30, 2004 when compared to the three months ended September 30, 2003. The increase is due to increased professional service fees and increased salaries and benefits due to an increase in headcount.

Depreciation: Depreciation expense for the three months ended September 30, 2004 increased $2.0 million when compared to the three months ended September 30, 2003. The increase in depreciation for the three months ended September 30, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense (income): Other operating income for the three months ended September 30, 2004 of $0.7 million was primarily earned from the mark-to-market of trading securities and rental income. Other operating expense for the three months ended September 30, 2003 was approximately $0.1 million .

Income from operations: As a percent of net sales, operating income for the third quarter of 2004 was 15.4% compared to the operating loss of 0.7% for the third quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $150 per ton for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. The improvement in metal spread is the primary factor for the increased operating income in the third quarter of 2004.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $54.6 million for the three months ended September 30, 2004 compared to $0.4 million for the three months ended September 30, 2003. The increase in joint venture earnings in the third quarter 2004 compared to third quarter 2003 is also due to increased metal spread at the Company's Gallatin Steel joint venture. Selling price increases were significantly greater than the increase in scrap and raw materials costs resulting in an increase in metal spread of $308 per ton in comparison to the same period in 2003.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, increased $0.6 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. The net increase in expense for the three months ended September 30, 2004 reflects an unfavorable effect of mark-to-market on interest rate swaps of $3.2 million offset by lower interest expense on reduced debt levels.

Income taxes: The company recorded the utilization of net operating losses related to the U.S. operations that resulted in a $45 million reduction of tax expense. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the current high profitability of our U.S. operations, we are now able to utilize these losses. This resulted in a 13% reduction of the Company's effective annual income tax rate.

Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the three months ended September 30, 2004 and 2003. Through effective tax planning (exclusive of the purchase accounting adjustment described above), the Company reduced the income tax expense from the statutory rates by approximately $4.0 million and $2.5 million in the three months ended September 30, 2004 and 2003 respectively.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $824.8 million for three months ended September 30, 2004 from $463.8 million for the three months ended September 30, 2003. Mills segment sales include sales to the downstream segment of $162.0 million and $78.4 million for the three months ended September 30, 2004 and 2003, respectively. Mills segment operating income for three months ended September 30, 2004 was $134.1 million compared to an operating loss of $6.0 million for the three months ended September 30, 2003, an increase of $140.1 million. The increase in operating income in the third quarter of 2004 is primarily the result of higher metal spreads, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $145.1 million for the three months ended September 30, 2004 from $75.2 million for the three months ended September 30, 2003. Downstream segment operating income for the three months ended September 30, 2004 and September 30, 2003 was $1.0 million as price increases are slower to be realized in this segment.

See "Note 13" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three and nine month periods ended September 30, 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. The reader is cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income (loss) is shown below:

                                                        FOR THE THREE MONTHS ENDED
                                                        --------------------------
                                                  September 30, 2004  September 30, 2003
                                                  ------------------  ------------------
($000s)
       Net income (loss)                              $ 144,286           $ (10,128)
       Income tax expense (benefit)                       9,799             (11,076)
       Interest and other expense on debt                17,408              16,853
       Depreciation and amortization                     20,018              17,985
       Earnings from joint ventures                     (54,634)               (400)
       Cash distribution from joint ventures             31,579               1,821
                                                      ---------           ---------
       EBITDA                                         $ 168,456           $  15,055
                                                      =========           =========

NINE MONTHS ENDED SEPTEMBER 30, 2004, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

The following tables summarize the results of Gerdau Ameristeel for the nine months ended September 30, 2004, and for the nine months ended September 30, 2003.

(US$ IN THOUSANDS)

                                          NINE MONTHS ENDED                 NINE MONTHS ENDED
                                             SEPTEMBER 30,                     SEPTEMBER 30,             % OF SALES
                                                          % OF                             % OF           INCREASE       $ INCREASE
                                        2004              SALES           2003             SALES         (DECREASE)      (DECREASE)
                                    ------------------------------    ------------------------------    ----------------------------
Finished Steel Shipments (Tons)
Rebar                                   1,038,810                         1,176,507
Merchant/Special Sections               1,712,620                         1,519,777
Rod                                       589,694                           447,729
Fabricated Steel                          563,788                           479,001
                                    -------------                     -------------
                                        3,904,912                         3,623,014
Flat Rolled (joint venture)               570,373                           538,613
                                    -------------                     -------------
      Total                             4,475,285                         4,161,627

Net Sales                           $   2,160,610              100%   $   1,317,995              100%                    $ 842,615
Operating Expenses
     Cost of sales                      1,735,986             80.3%       1,217,942             92.4%           (12.1)%    518,044
     Selling and administrative            70,544              3.3%          55,167              4.2%            (0.9)%     15,377
     Depreciation                          57,277              2.7%          52,585              4.0%            (1.3)%      4,692
     Other operating (income)              (2,153)            (0.1)%            (93)             0.0%            (0.1)%     (2,060)
                                    ------------------------------    ------------------------------    --------------------------
                                        1,861,654             86.2%       1,325,601            100.6%           (14.4)%    536,053
Income (loss) from Operations             298,956             13.8%          (7,606)            (0.6)%           14.4%     306,562
Earnings from joint ventures              100,329              4.6%           5,262              0.4%             4.2%      95,067
                                    ------------------------------    ------------------------------    --------------------------
Income before other
  expenses & income taxes                 399,285             18.4%          (2,344)            (0.2)%           18.6%     401,629
Other Expenses
     Interest, net                         45,467              2.1%          42,776              3.2%            (1.1)%      2,691
     Foreign exchange loss (gain)           7,197              0.3%             186              0.0%             0.3%       7,011
     Amortization of deferred
       financing costs                      1,876              0.1%           4,130              0.3%            (0.2)%     (2,254)
                                    ------------------------------    ------------------------------    --------------------------
                                           54,540              2.5%          47,092              3.5%            (1.0)%      7,448

Income (loss) before income taxes         344,745             15.9%         (49,436)            (3.7)%           19.6%     394,181
Income tax expense (benefit)               73,488              3.4%         (25,894)            (2.0)%            5.4%      99,382
                                    ------------------------------    ------------------------------    --------------------------
Income (loss) before minority
  interest                                271,257             12.6%         (23,542)            (1.7)%           14.3%     294,799
Minority interest                              --              0.0%             217              0.0%             0.0%        (217)
                                    ------------------------------    ------------------------------    --------------------------
Net income (loss)                   $     271,257             12.6%   $     (23,325)            (1.7)%           14.3%   $ 294,582
                                    ==============================    ==============================    ==========================
Earnings (loss) per
  common share - basic              $        1.26                     $       (0.12)
Earnings (loss) per
  common share - diluted            $        1.26                     $       (0.12)

                                                   NINE MONTHS ENDED
                                              SEPTEMBER 30,    SEPTEMBER 30,    $ INCREASE       % INCREASE
                                                  2004             2003          (DECREASE)      (DECREASE)
                                              -------------    -------------    ----------       ----------
Weighted Average Selling Price ($/ton)
    Mill external shipments                     $485.22          $299.82          $185.40             61.8%
    Fabricated steel shipments                   569.37           434.85           134.52             30.9%
Scrap charges - $/ton                            177.89           114.44            63.45             55.4%

Metal spread ($/ton)
Mill external  shipments                         307.33           185.38           121.95             65.8%

Mill manufacturing cost                          199.04           171.11            27.93             16.3%

Net sales: Finished tons shipped for the nine months ended September 30, 2004 increased 281,898 tons, or 7.8%, compared to the nine months ended September 30, 2003. The increase in tons reflects stronger steel demand from the prior year. Average mill finished goods selling prices increased $185 per ton, or 61.8%, from the average selling prices for the nine months ended September 30, 2003. Selling price increases were partially offset by scrap raw material costs that increased 55.4% for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. In 2004, the Company and other minimill producers have increased steel selling prices in response to higher scrap and other manufacturing costs. Strong demand for scrap materials from China, combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries has increased the attractiveness of scrap material exports pushing the cost of scrap raw material up dramatically. Also, resurgence in domestic steel capacity utilization and declines in global scrap supply has added volatility to scrap prices.

Cost of sales: Cost of sales as a percentage of net sales decreased 12.1% for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The decrease is primarily attributable to sales revenue increasing greater than the increase in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the nine months ended September 30, 2004, average scrap costs represented approximately 54% of mill production costs, compared to approximately 45% for the same period in 2003. Mill manufacturing costs were approximately 16.3% higher as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses partially offset by higher production levels which reduced costs ,on a per ton basis, by spreading fixed costs over an increased volume.

Selling and administrative: Selling and administrative expenses for the nine months ended September 30, 2004 increased $15.4 million when compared to the nine months ended September 30, 2003. Included in selling and administrative expenses for the nine months ended September 30, 2004 is a non-cash pretax expense of $9.3 million to mark-to-market outstanding stock appreciation rights
(SARs) and other equity based compensation held by employees versus $1.6 million for the same period in the prior year. Other selling and administrative expenses increased $7.7 million for the nine months ended September 30, 2004 when compared to the nine months ended September 30, 2003. The increase is due to increased professional service fees and increased salaries and benefits due to an increase in headcount.

Depreciation: Depreciation for the nine months ended September 30, 2004 increased $4.7 million when compared to the nine months ended September 30, 2003. The increase in depreciation for the nine months ended September 30, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service during the last twelve months.

Other operating income: Other operating income for the nine months ended September 30, 2004 was $2.2 million primarily from an insurance settlement relating to a power interruption claim from a prior year, gains from mark-to-market of trading securities and rental income earned. Other operating income for the nine months ended September 30, 2003 was approximately $0.9 million which included an electricity power rebate in the Province of Ontario from our Cambridge and Whitby facilities offset by a charge for a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs, costs associated with a fabricating plant shutdown expense and start-up costs associated with new process automation controls at the Knoxville rolling mill.

Income from operations: As a percent of net sales, operating income for the third quarter of 2004 was 13.8% compared to an operating loss of 0.6% for the third quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 65.8% to $307 per ton for the nine months ended September 30,

2004 from $185 per ton for the nine months ended September 30, 2003. The improvement in metal spread is the primary factor for the increase in operating income in 2004 however, the improved operating performance at the Whitby, Perth Amboy and Sayreville mills and increased shipment volumes also contributed to the increase.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $100.3 million for the nine months ended September 30, 2004 compared to $5.3 million for the nine months ended September 30, 2003. Flat rolled sheet selling prices rising in excess of previous historical level highs combined with excellent operating performance offset increased scrap, alloy and energy costs to produce record results at this facility. Metal spread at Gallatin Steel for the nine months ended September 30, 2004 was $346 in comparison to $162 for the same period in the prior year.

Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, increased $0.4 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Included in the interest expense for the nine months ended September 30, 2004 is $0.9 million relating to an unfavorable mark-to-market on interest rate swap arrangements in comparison to $4.8 for the nine months ended September 30, 2003. Included in the deferred finance costs for the nine months ended September 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs of the extinguished debt.

Income taxes: The company recorded the utilization of net operating losses related to the U.S. operations that resulted in a $45 million reduction of tax expense. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the current high profitability of our U.S. operations, we are now able to utilize these losses. This resulted in a 13% reduction of the Company's effective annual income tax rate.

Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the nine months ended September 30, 2004 and 2003. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $12.1 million and $7.5 million in the nine months ended September 30, 2004 and 2003 respectively.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $2,228.4 million for nine months ended September 30, 2004 from $1,327.3 million for the nine months ended September 30, 2003. Mills segment sales include sales to the downstream segment of $434.3 million and $230.0 million for the nine months ended September 30, 2004 and 2003, respectively. Mills segment operating income for nine months ended September 30, 2004 was $320.0 million compared to $9.6 million operating loss for the nine months ended September 30, 2003, an increase of $329.6 million. The increase in operating income in the third quarter of 2004 is primarily the result of higher metal spreads, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $366.5 million for the nine months ended September 30, 2004 from $220.7 million for the nine months ended September 30, 2003. Downstream segment operating income for the nine months ended September 30, 2004 was $14.8 million compared to $8.4 million for the nine months ended September 30, 2003, an increase of $6.4 million. The increase in profit is primarily due to increased average selling prices of $135 per ton during the first six months of 2004.

See "Note 13" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three and nine month periods ended September 30, 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: Reconciliation of EBITDA to net income for the nine month periods is shown below:

                                               FOR THE NINE MONTHS ENDED
                                        ---------------------------------------
($000s)                                 September 30, 2004   September 30, 2003
                                        ------------------   ------------------
Net income (loss)                           $ 271,257            $ (23,325)
Income tax expense (benefit)                   73,488              (25,894)
Interest and other expense on debt             45,467               42,776
Depreciation and amortization                  59,153               56,715
Earnings from joint ventures                 (100,329)              (5,262)
Cash distribution from joint ventures          47,378                3,619
Minority interest                                   -                 (217)
                                            ---------            ---------
EBITDA                                      $ 396,414            $  48,412
                                            =========            =========

CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended September 30, 2004 and 2003, net income (loss) was $143.6 million and $(9.4) million, an increase of $153.0 million. Under Canadian GAAP for the nine months ended September 30, 2004 and 2003, net income (loss) was $275.3 million and $(21.4) million, an increase of $296.7 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 15 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and 2004. The following is a summary of these differences:

      - Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

      - As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment.

      - Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

      - Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

      - Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the nine months ended September 30, 2004 was $147.8 million compared to net cash used by operations of $6.5 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, accounts receivable increased $122.8 million as a result of increased sales volumes and higher selling prices. Inventories increased in 2004 by $164.2 million as a result of higher costs associated with scrap, billets and finished products caused by the dramatic increase in scrap costs. Offsetting these uses of cash, accounts payable and other liabilities increased $140.3 million in 2004 primarily as a result of the increased cost of scrap.

Investing activities: Net cash used in investing activities was $61.4 million in the nine months ended September 30, 2004 compared to $36.6 million in the nine months ended September 30, 2003. For the nine months ended September 30, 2004, capital expenditures totalled $50.3 million. The most significant projects include spending on improved warehouse facilities at the Whitby and Knoxville facilites of $5.5 and $3.3 million respectively. In March 2004, the Company acquired the operating assets of Potter Form & Tie Co., a rebar fabricator in the midwest United States for $11.1 million in cash. Also, in 2004, the Company received $47.4 million in cash distributions from its joint venture investments.

Financing activities: Net cash used by financing activities was $7.4 million in the nine months ended September 30, 2004 compared to net cash provided by financing activities of $48.7 million in the nine months ended September 30, 2003. Revolving credit payments were $130.7 million in 2004. Also, in the first quarter 2004, the Company obtained a short term $25.0 million loan, guaranteed by Gerdau S.A., from a Brazilian bank.

On April 16, 2004, the Company issued 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million ($131.3 million
Cdn). The proceeds were used for general corporate purposes, which include capital expenditures, working capital and repayment of debt.

On October 15, 2004, the Company issued 70 million shares for Cdn $5.90 ($4.70), including 35 million to Gerdau S.A., which generated net proceeds of approximately $320.4 after deducting underwriters' fees and estimated expenses. The proceeds were used primarily for the North Star Steel purchase.

OUTSTANDING SHARES

As of September 30, 2004, the Company had outstanding 225,156,968 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

On October 15, 2004, the common shares of the Company commenced trading on the New York Stock Exchange under the symbol "GNA". The common shares will continue to trade on the Toronto Stock Exchange, also under the symbol "GNA".

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At September 30, 2004, there were zero borrowings and $296.9 million was available under the Senior Secured Credit Facility compared to $135.0 million borrowed and $130.3 million available at December 31, 2003.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. Term Loan: At September 30, 2004, AmeriSteel Bright Bar, Inc. had a $2.8 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $27.4 million of industrial revenue bonds outstanding as of September 30, 2004. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June, 2003, $35.0 million of the notes were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.) In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $0.9 million of capital leases as of September 30, 2004.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $50.3 million on capital projects in the nine months ended September 30, 2004 compared to $36.6 million in the same period in 2003. The Company expects to spend an aggregate of approximately $70.0 million on capital projects in 2004 which includes approximately $28.0 million in carryover projects from fiscal 2003. Major capital projects in 2004 include caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of September 30, 2004.

                                            Less than
Contractual Obligations ($000s)    Total     one Year   1 - 3 Years   4 - 5 Years  After 5 Years
-------------------------------   --------   --------   -----------   -----------  -------------
Long-term debt (1)                $456,853   $ 28,590    $  1,106      $    952      $426,205
Operating leases (2)                68,492     12,041      15,131        11,434        29,886
Capital expenditures (3)            97,712     68,399      29,313
Unconditional purchase
obligations (4)                     67,980     67,980
Pension funding obligations (5)      1,651      1,651
                                  --------   --------
  Total contractual obligations   $692,688   $178,661    $ 45,550      $ 12,386      $456,091
                                  ========   ========    ========      ========      ========

(1) Total amounts are included in the September 30, 2004 consolidated balance sheet. See Note 8, Long-term Debt, to the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of September 30, 2004.

(3)   Purchase obligations for capital expenditure projects in progress.

(4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included only for 2004 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principals that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances. In any given reporting period, the actual results of the Company may differ from the estimates and assumptions used.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

OTHER MATTERS

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (FIN 46). In December 2003, the FASB issued a revised version of FIN 46. Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons (also known as "special purpose entities") that require consolidation with the Company and believes it is in compliance with FIN 46R. The consolidated financial statements include the accounts of Gerdau Ameristeel and its subsidiaries. Intercompany items and transactions are eliminated in consolidation.

RISKS AND UNCERTAINTIES

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression which would adversely affect our ability to compete and maintain our sales levels and profit margins.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed unprecedented upward and extremely volatile pressure on the price of steel scrap. Scrap material prices are currently at historical high levels with extreme month to month fluctuations. The availability of scrap and prices for scrap are subject to market forces largely beyond the Company's control. If scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause our production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 25% of the Company's employees are represented by the United Steelworkers of America under four collective bargaining agreements. The agreements have different expiration dates beginning in 2005. The Company may be unable to successfully negotiate new collective bargaining agreements without labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at the Company's other facilities or at other companies which the Company is dependent on for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust is subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's U.S and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

INFLATION MAY AFFECT THE COMPANY'S PROFITABILITY.

The Company's primary costs include steel scrap, energy and labor, all of which can be affected by inflationary conditions. The Company's ability to increase selling prices due to inflationary increases generally depends on market and economic conditions in the North American steel industry, including the level of construction activity.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

      - it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

      - a portion of the Company's cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

      - certain of the Company's borrowings, including borrowings under the Senior Secured Credit Facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

      - it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

      - the Company may be vulnerable in a downturn in general economic conditions; and

      - the Company may be unable to make capital spending that is important to its growth and strategies.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the Senior Secured Credit Facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Also, the Company has, from time to time, entered into interest rate swaps to reduce interest rate risk and interest expense. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans which are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

OUTLOOK

The results for the first nine months of 2004 set a record for Gerdau Ameristeel. This earnings performance is largely a result of favorable market dynamics and notable operating improvements from the Co-Steel assets acquired in October 2002. Throughout 2003 and the nine months of 2004, the industry pursued steel price relief to restore reasonable margins in response to escalating raw material costs. Metal spreads have fully recovered as steel product prices and raw material costs are now more balanced. However, inflationary pressures are driving up the steel manufacturing cost structure for other commodity elements including energy, electrodes, and alloys.

The volatility of the industry, combined with the influence of globalization, make it challenging to predict the magnitude and duration of market cycles. Overall market demand remains strong; however, imports, especially on long steel products into the North American market, are starting to increase. For the future, the key unknown is the sustainability of the positive industry pricing trend in an uncertain political, economic, and globally competitive environment. During the September quarter, we also experienced some minor effects from the strengthening of the Canadian dollar and logistical disruptions from the recurrence of major storms in our primary markets.

Within the steel industry, the trend toward consolidation continues, and Gerdau Ameristeel is actively participating with the acquisition of the North Star Steel assets of Cargill, Incorporated. This strategic expansion represents a 30% capacity increase in our core business with favorable additions to our geographical coverage and product range. Due to the completion of the transaction in early November, substantial management resources and focus will be directed at the integration of these assets to realize the anticipated synergies from economies of scale, increased steel production capacity, and cost savings. In accordance with business combination requirements under U.S. GAAP, the assets of North Star, including inventory, will be re-valued to fair market value. Until this inventory is dispatched to our customers, this accounting process will temporarily delay the realization of incremental financial earnings from the acquisition.

/s/ Jorge Gerdau Johannpeter                 /s/ Phillip E. Casey
Jorge Gerdau Johannpeter,                    Phillip E. Casey
Chairman of the Board                        President and CEO
November 3, 2004

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                     SEPTEMBER 30,  DECEMBER 31,
                                                          2004         2003
                                                     -------------  ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                          $    88,981   $     9,950
   Accounts
   receivable, net                                        333,500       205,226
   Inventories (note 5)                                   526,756       352,842
   Deferred tax assets                                     13,269        13,269
   Other current assets                                    19,636        20,701
                                                      -----------   -----------
     TOTAL CURRENT ASSETS                                 982,142       601,988

INVESTMENTS (NOTE 7)                                      185,789       132,314
PROPERTY, PLANT AND EQUIPMENT (note 6)                    801,145       795,063
GOODWILL                                                  117,968       116,564
DEFERRED FINANCING COSTS                                   14,284        16,063
DEFERRED TAX ASSETS                                         8,726        15,045
OTHER ASSETS                                                  796            72
                                                      -----------   -----------
TOTAL ASSETS                                          $ 2,110,850   $ 1,677,109
                                                      ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                   $   286,328   $   208,664
   Accrued salaries, wages and employee benefits           41,011        29,732
   Accrued interest                                        12,441        23,730
   Other current liabilities                               92,210        34,357
   Bank indebtedness (note 8)                               2,541         1,524
   Current portion of long-term borrowings (note 8)        26,049         1,250
                                                      -----------   -----------
     TOTAL CURRENT LIABILITIES                            460,580       299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 8)       428,263       562,703
CONVERTIBLE DEBENTURES                                     80,829        78,302
ACCRUED BENEFIT (note 10) OBLIGATIONS                      88,881        92,996
OTHER LIABILITIES                                          52,588        45,172
DEFERRED TAX LIABILITIES                                   78,826        65,072
                                                      -----------   -----------
TOTAL LIABILITIES                                       1,189,967     1,143,502
                                                      -----------   -----------

SHAREHOLDERS' EQUITY
   Capital stock (notes 12 and 14)                        645,849       547,601
   Retained earnings (accumulated deficit)                245,441       (25,816)
   Accumulated other comprehensive income (note 11)        29,593        11,822
                                                      -----------   -----------

TOTAL SHAREHOLDERS' EQUITY                                920,883       533,607
                                                      -----------   -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 2,110,850   $ 1,677,109
                                                      ===========   ===========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                  THREE MONTHS ENDED           NINE MONTHS ENDED
                                             SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                  2003           2004          2004           2003
                                             -------------  -------------  -------------  -------------
NET SALES                                     $   807,883    $   460,635    $ 2,160,610    $ 1,317,995

OPERATING EXPENSES
   Cost of sales                                  638,441        426,663      1,735,986      1,217,942
   Selling and administrative                      26,725         19,895         70,544         55,167
   Depreciation                                    19,390         17,433         57,277         52,585
   Other operating (income) expense                  (682)            86         (2,153)           (93)
                                              -----------    -----------    -----------    -----------
                                                  683,874        464,077      1,861,654      1,325,601
                                              -----------    -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS                     124,009         (3,442)       298,956         (7,606)

EARNINGS FROM JOINT VENTURES                       54,634            400        100,329          5,262
                                              -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE OTHER EXPENSES
AND INCOME TAXES                                  178,643         (3,042)       399,285         (2,344)

OTHER EXPENSES

     Interest, net                                 17,408         16,853         45,467         42,776
     Foreign exchange loss                          6,522            757          7,197            186
     Amortization of deferred financing costs         628            552          1,876          4,130
                                              -----------    -----------    -----------    -----------
                                                   24,558         18,162         54,540         47,092
                                              -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                 154,085        (21,204)       344,745        (49,436)

INCOME TAX EXPENSE (BENEFIT)                        9,799        (11,076)        73,488        (25,894)
                                              -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE MINORITY INTEREST            144,286        (10,128)       271,257        (23,542)

MINORITY INTEREST                                       -              -              -            217
                                              -----------    -----------    -----------    -----------

NET INCOME (LOSS)                             $   144,286    $   (10,128)   $   271,257    $   (23,325)
                                              ===========    ===========    ===========    ===========

 EARNINGS (LOSS) PER COMMON SHARE -
BASIC                                         $      0.64    $     (0.05)   $      1.26    $     (0.12)
EARNINGS (LOSS) PER COMMON SHARE -
DILUTED                                       $      0.64    $     (0.05)   $      1.26    $     (0.12)

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(US$ in thousands)
(Unaudited)

                                                                          RETAINED
                                                                          EARNINGS     ACCUMULATED OTHER
                                          NUMBER OF       INVESTED      (ACCUMULATED     COMPREHENSIVE
                                           SHARES         CAPITAL          DEFICIT)       INCOME (LOSS)       TOTAL
                                         -----------    ------------    -------------  -----------------  ------------
BALANCE-

   DECEMBER 31, 2002                     184,892,360    $    513,400    $       (107)     $    (20,094)   $    493,199
   Net loss                                                                  (23,325)                          (23,325)
   Unrealized loss on cash flow hedge                                                            3,588           3,588
   Foreign exchange                                                                             27,551          27,551
   Acquisition of minority interest       13,198,501          34,201                                            34,201
                                         -----------    ------------    ------------      ------------    ------------

BALANCE-
   SEPTEMBER 30, 2003                    198,090,861    $    547,601    $    (23,432)     $     11,045    $    535,214
                                         -----------    ------------    ------------      ------------    ------------

BALANCE-

   DECEMBER 31, 2003                     198,090,861    $    547,601    $    (25,816)     $     11,822    $    533,607
   Net income                                                                271,257                           271,257
   Foreign exchange                                                                             17,771          17,771
   Stock issuance                         26,800,000          97,771                                            97,771
   Employee stock options                    266,107             477                                               477
                                         -----------    ------------    ------------      ------------    ------------

BALANCE-
   SEPTEMBER 30, 2004                    225,156,968    $    645,849    $    245,441      $     29,593    $    920,883
                                         -----------    ------------    ------------      ------------    ------------


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                  THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                            SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                                2004              2003              2004              2003
                                                           --------------    --------------    --------------    --------------
OPERATING ACTIVITIES
Net income (loss)                                          $      144,286    $      (10,128)   $      271,257    $      (23,325)
Adjustment to reconcile net income (loss) to net cash
provided by (used in) operating activities:
    Depreciation                                                   19,390            17,433            57,277            52,585
    Amortization                                                      628               552             1,876             4,130
    Deferred income taxes                                         (19,304)           (8,463)           18,728           (20,697)
    Gain on disposition of property, plant and equipment                -                 -                 -              (330)
    Foreign exchange on related party loans                             -                 -                 -             7,241
    Income from joint ventures                                    (54,634)             (400)         (100,329)           (5,262)
    Distributions from Joint Ventures                              31,579             1,821            47,378             3,619
Changes in operating assets and liabilities, net of
acquisitions:
    Accounts receivable                                           (20,455)             (354)         (122,791)          (57,471)
    Inventories                                                   (88,827)           (1,046)         (164,153)           (3,656)
    Other assets                                                   (2,827)           (1,838)           (1,785)          (11,000)
    Liabilities                                                    86,322            15,153           140,311            47,686
                                                           --------------    --------------    --------------    --------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                96,158            12,730           147,769            (6,480)

INVESTING ACTIVITIES
    Additions to property, plant and equipment                    (23,833)          (14,851)          (50,262)          (36,631)
    Acquisitions                                                        -                 -           (11,127)                -
    Proceeds from dispositions of property, plant, and
    equipment                                                           -                 -                 -                77
                                                           --------------    --------------    --------------    --------------
NET CASH USED IN INVESTING ACTIVITIES                             (23,833)          (14,851)          (61,389)          (36,554)

FINANCING ACTIVITIES
    Proceeds from issuance of new debt                                  -                 -            25,000           542,357
    Revolving credit payments                                        (648)           (4,255)         (130,720)         (478,454)
    Additions to deferred financing costs                               -            (1,615)                -           (15,034)
    Changes in minority interest                                        -                 -                 -              (217)
    Proceeds from issuance of employee stock purchases                112                 -               477                 -
    Proceeds from the issuance of common stock                          -                 -            97,889                 -
                                                           --------------    --------------    --------------    --------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                  (536)           (5,870)           (7,354)           48,652
                                                           --------------    --------------    --------------    --------------
Effect of exchange rate changes on cash and cash
equivalents                                                           306              (480)                5              (520)
                                                           --------------    --------------    --------------    --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   72,095            (8,471)           79,031             5,098

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   16,886            26,111             9,950            12,542
                                                           --------------    --------------    --------------    --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $       88,981    $       17,640    $       88,981    $       17,640
                                                           ==============    ==============    ==============    ==============

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report and Note 12 which describes the significant differences between Canadian and U.S. GAAP. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and nine month periods ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net income (loss) and earnings (loss) per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods. The following assumptions were used:

Expected dividend yield                                          0%
Expected share price volatility                                 55%
Risk-free rate of return                                         4%
Expected period until exercise                                   5 years

(Amounts in $000 except per share data)

                                    FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                  SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                      2004             2003              2004             2003
                                 --------------   --------------    --------------   --------------
Net income (loss), as reported   $      144,286   $      (10,128)   $      271,257   $      (23,325)
Pro forma stock-based
      compensation cost                      65              124               201              372
                                 --------------   --------------    --------------   --------------
Pro forma, net income (loss)     $      144,221   $      (10,252)   $      271,056   $      (23,697)

Earnings per share
       Basic, as reported        $         0.64   $        (0.05)   $         1.26   $        (0.12)
       Basic, pro forma          $         0.64   $        (0.05)   $         1.26   $        (0.12)
       Diluted, as reported      $         0.64   $        (0.05)   $         1.26   $        (0.12)
       Diluted, pro forma        $         0.64   $        (0.05)   $         1.26   $        (0.12)

NOTE 3 -- RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore the adoption of FIN 46 had no impact on the Company for the three and nine month periods ended September 30, 2004.

NOTE 4 -- ACQUISITIONS

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

NOTE 5 -- INVENTORIES

Inventories consist of the following ($000s):

                                                        AT SEPTEMBER 30,  AT DECEMBER 31,
                                                             2004              2003
                                                         -------------     -------------
Ferrous and non-ferrous scrap                            $      98,374     $      64,173
Work in-process                                                 63,029            31,764
Finished goods                                                 207,924           151,014
Raw materials (excluding scrap) and operating supplies         157,429           105,891
                                                         -------------     -------------
                                                         $     526,756     $     352,842
                                                         =============     =============

NOTE 6 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                          AT SEPTEMBER 30, 2004
                                                               ACCUMULATED           NET
                                                  COST         DEPRECIATION      BOOK VALUE
                                              ------------    --------------    ------------
Land and improvements                         $     64,655    $       (3,390)   $     61,265
Buildings and improvements                         133,382           (24,733)        108,649
Machinery and equipment                            903,721          (347,227)        556,494
Construction in progress                            61,222                 -          61,222
Property, plant and equipment held for sale         13,515                 -          13,515
                                              ------------    --------------    ------------
                                              $  1,176,495    $     (375,350)   $    801,145
                                              ============    ==============    ============

                                                           AT DECEMBER 31, 2003
                                                               ACCUMULATED           NET
                                                  COST         DEPRECIATION      BOOK VALUE
                                              ------------    --------------    ------------
Land and improvements                         $     63,175    $       (2,680)   $     60,495
Buildings and improvements                         128,243           (20,327)        107,916
Machinery and equipment                            768,298          (191,597)        576,701
Construction in progress                            36,375                 -          36,375
Property, plant and equipment held for sale         13,576                 -          13,576
                                              ------------    --------------    ------------
                                              $  1,009,667    $     (214,604)   $    795,063
                                              ============    ==============    ============

NOTE 7 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                       SEPTEMBER 30,     DECEMBER 31,
                                           2004              2003
                                       -------------    -------------
BALANCE SHEET
 Current assets                        $     109,731    $      53,137
 Property, plant and equipment , net         118,877          101,440
 Current liabilities                          24,660           23,224
 Long-term debt                                1,732            4,259

                                      THREE MONTHS ENDED SEPTEMBER 30,
                                            2004            2003
                                       -------------    -------------
STATEMENT OF EARNINGS
 Sales                                 $     140,459    $      49,688
 Operating income                             55,030              373
 Income before income taxes                   55,141              322
 Net Income                                   54,634              400

                                       NINE MONTHS ENDED SEPTEMBER 30,
                                            2004            2003
                                       -------------    -------------
STATEMENT OF EARNINGS
 Sales                                 $     330,750    $     157,275
 Operating income                            102,164            6,205
 Income before income taxes                  102,164            6,007
 Net Income                                  100,329            5,262

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 8 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At September 30, 2004, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $
296.9 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):

                                                                 SEPTEMBER 30, 2004    DECEMBER 31, 2003
                                                                 ------------------    ------------------
Senior Notes, 10 3/8% due 2011, net of original issue discount   $          397,802    $          397,271
Senior Secured Credit Facility                                                    -               135,027
Short term debt                                                              25,000                     -
Industrial Revenue Bonds                                                     27,400                27,400
AmeriSteel Bright Bar Term Loan                                               2,834                 3,172
Other                                                                         3,817                 2,607
                                                                 ------------------    ------------------
                                                                            456,853               565,477
Less current portion                                                        (28,590)               (2,774)
                                                                 ------------------    ------------------
                                                                 $          428,263    $          562,703
                                                                 ==================    ==================

NOTE 9 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                                             SEPTEMBER 30,              SEPTEMBER 30,
                                                       ------------------------    ------------------------
                                                          2004          2003          2004          2003
                                                       ----------    ----------    ----------    ----------
Tax provision at Canadian statutory rates              $   54,744    $   (7,659)   $  123,194    $  (17,856)
  Tax exempt income                                        (3,500)       (3,500)      (13,226)       (6,675)
  Purchase price valuation adjustment                     (45,000)            -       (45,000)            -
  Effect of different rates in foreign jurisdictions        3,374            83         9,049        (1,363)
  Canadian manufacturing and processing credit               (188)            -          (683)            -
  Other                                                       370             -           154             -
                                                       ----------    ----------    ----------    ----------
Tax provision                                          $    9,799    $  (11,076)   $   73,488    $  (25,894)
                                                       ==========    ==========    ==========    ==========

The Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $45 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs not being recognized in the financial statements. Due to the current high profitability of the former Co-Steel U.S. group in the second and third quarter of fiscal 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. This represents substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change.

NOTE 10 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                  PENSION BENEFITS                   OTHER BENEFIT PLANS
                                          --------------------------------    --------------------------------
                                                 THREE MONTHS ENDED                  THREE MONTHS ENDED
                                           SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                               2004              2003              2004              2003
                                          --------------    --------------    --------------    --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                              $        2,454    $        2,007    $          232    $          220
Interest cost                                      5,593             5,208               546               562
Expected return on plan assets                    (5,239)           (4,626)                -                 -
Amortization of transition obligation                 43                41                 -                 -
Amortization of prior service cost                    72               115               (53)                -
Recognized actuarial loss                            582               239                 7                 -
Settlement loss                                        -                35                 -                 -
                                          --------------    --------------    --------------    --------------
Net periodic benefit cost                 $        3,505    $        3,019    $          732    $          782
                                          ==============    ==============    ==============    ==============

                                                  PENSION BENEFITS                   OTHER BENEFIT PLANS
                                          --------------------------------    --------------------------------
                                                  NINE MONTHS ENDED                   NINE MONTHS ENDED
                                           SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                               2004              2003              2004              2003
                                          --------------    --------------    --------------    --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                              $        7,362    $        6,021    $          696    $          660
Interest cost                                     16,779            15,624             1,638             1,686
Expected return on plan assets                   (15,717)          (13,878)                -                 -
Amortization of transition obligation                129               123                 -                 -
Amortization of prior service cost                   216               345              (159)                -
Recognized actuarial loss                          1,746               717                21                 -
Settlement loss                                        -               105                 -                 -
                                          --------------    --------------    --------------    --------------
Net periodic benefit cost                 $       10,515    $        9,057    $        2,196    $        2,346
                                          ==============    ==============    ==============    ==============

The Company contributed $16.0 million to its defined benefit pension plans for the nine months ended September 30, 2004. The Company expects to contribute an additional $1.5 million during the fiscal year 2004.

NOTE 11 - COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                 THREE MONTHS ENDED                 NINE MONTHS ENDED
                                           SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                               2004             2003              2004             2003
                                          --------------   --------------    --------------   --------------
Net income (loss)                         $      144,286   $      (10,128)   $      271,257   $      (23,325)
Foreign currency translation adjustment           21,041           (1,079)           17,771           27,551
Unrealized loss on cash flow hedge                     -               38                 -            3,588
                                          --------------   --------------    --------------   --------------
    Comprehensive Income                  $      165,327   $      (11,169)   $      289,028   $        7,814
                                          ==============   ==============    ==============   ==============

Accumulated other comprehensive income is comprised of the minimum pension liability, foreign currency translation adjustments and hedge activity.

NOTE 12 -- CAPITAL STOCK

Capital stock consists of the following shares:

                                              Authorized         Issued     Invested Capital
                                                Number           Number      (in thousands)
                                              ----------       -----------   --------------
September 30, 2004
  Common                                       Unlimited       225,156,968   $      645,849

December 31, 2003
  Common                                       Unlimited       198,090,861   $      547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                          SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                              2004             2003              2004             2003
                                         --------------   --------------    --------------   --------------
Basic earnings (loss) per share:
   Basic net earnings (loss)             $      144,286   $      (10,128)   $      271,257   $      (23,325)
   Average shares outstanding               225,122,716      198,090,861       214,577,058      193,691,360
   Basic net earnings (loss) per share   $         0.64   $        (0.05)   $         1.26   $        (0.12)
Diluted earnings (loss) per share:
   Diluted net earnings (loss)           $      144,286   $      (10,128)   $      271,257   $      (23,325)
Diluted average shares outstanding:
   Average shares outstanding               225,122,716      198,090,861       214,577,058      193,691,360
   Dilutive effect of stock options           1,301,369                -         1,187,043                -
Diluted net earnings (loss) per share    $         0.64   $        (0.05)   $         1.26   $        (0.12)

At September 30, 2004, options to purchase 820,000 (1,367,000 at September 30,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.

NOTE 13 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and nine month periods ended September 30 are presented below ($000s):

                                                   THREE MONTHS ENDED                  NINE MONTHS ENDED
                                           SEPTEMBER 30,     SEPTEMBER 30,        SEPTEMBER 30,   SEPTEMBER 30,
                                           -------------     -------------        -------------   -------------
                                               2004              2003                 2004            2003
                                               ----              ----                 ----            ----
Revenue from external customers:
                     Steel mills            $   662,797     $   385,426           $ 1,794,064     $ 1,097,339
             Downstream products                145,086          75,209               366,546         220,656
                                            -----------     -----------           -----------     -----------
                           Total            $   807,883     $   460,635           $ 2,160,610     $ 1,317,995
                                            ===========     ===========           ===========     ===========
            Inter-company sales:
                     Steel mills            $   162,011     $    78,420           $   434,305     $   229,971
             Downstream products                      -               -                     -               -
         Corp/eliminations/other               (162,011)        (78,420)             (434,305)       (229,971)
                                            -----------     -----------           -----------     -----------
                           Total            $         -     $         -           $         -     $         -
                                            ===========     ===========           ===========     ===========
                Total net sales:
                     Steel mills            $   824,808     $   463,846           $ 2,228,369     $ 1,327,310
             Downstream products                145,086          75,209               366,546         220,656
         Corp/eliminations/other               (162,011)        (78,420)             (434,305)       (229,971)
                                            -----------     -----------           -----------     -----------
                           Total            $   807,883     $   460,635           $ 2,160,610     $ 1,317,995
                                            ===========     ===========           ===========     ===========
        Operating income (loss):
                     Steel mills            $   134,077     $    (6,033)          $   316,026     $    (9,603)
             Downstream products                    829             970                14,836           8,378
         Corp/eliminations/other                (10,897)          1,621)              (31,906)         (6,381)
                                            -----------     -----------           -----------     -----------
                           Total            $   124,009     $    (3,442)          $   298,956     $    (7,606)
                                            ===========     ===========           ===========     ===========

                                     AS OF SEPTEMBER 30, 2004             AS OF DECEMBER 31, 2003
                                     ------------------------             -----------------------
        Segment assets:
            Steel mills                            $ 1,463,532                        $ 1,212,135
    Downstream products                                205,389                            133,654
Corp/eliminations/other                                441,929                            331,320
                                                   -----------                        -----------
                  Total                            $ 2,110,850                        $ 1,677,109
                                                   ===========                        ===========

NOTE 14 - SUBSEQUENT EVENT

On October 15, 2004, the Company issued 70 million common shares valued at Cdn $5.90 ($4.70) for net proceeds of approximately $320.4 million after deducting underwriters' fees and estimated expenses. The Company's majority shareholder, Gerdau S.A., purchased 35 million of the common shares, subsequently holding 67% of the outstanding common shares.

On October 27, 2004, the Company entered into an agreement to purchase substantially all the assets of Gate City Steel, Inc. and RJ Rebar, Inc. The acquisition consists of seven epoxy-coated and fabricated concrete reinforcing steel facilities located throughout the Midwest.

On November 1, 2004, the Company acquired the land, fixed assets and working capital of four long steel product minimills and four downstream facilities of North Star Steel Company. The purchase price for the acquired assets is $266 million in cash, plus or minus changes in working capital from April 30, 2004 to the date of closing. In addition, the Company will assume certain liabilities under the terms of the agreements.

NOTE 15 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

               THREE MONTHS ENDED SEPTEMBER 30,               2004          2003
                -------------------------------               ----          ----
NET (LOSS) INCOME-- US GAAP ............................    $ 144,286     $ (10,128)
Adjustment to purchase price allocation relating to
 differences under Canadian GAAP (net of tax) (a) ......          (56)          721
Maintenance shutdown accrual (net of tax) (f) ..........         (634)            -
                                                            ---------     ---------
NET (LOSS) INCOME-- CANADIAN GAAP ......................    $ 143,596     $  (9,407)
                                                            =========     =========
Net (loss) earnings per share-- Canadian GAAP
  Basic ................................................    $    0.64     $   (0.05)
Diluted ................................................    $    0.63     $   (0.05)
                                                            =========     =========

                NINE MONTHS ENDED SEPTEMBER 30,                2004          2003
                -------------------------------                ----          ----
NET (LOSS) INCOME-- US GAAP ............................    $ 271,257     $ (23,325)
Adjustment to purchase price allocation relating to
 differences under Canadian GAAP (net ot tax) (a) ......        1,300         1,879
Maintenance shutdown accrual (net of tax) (f) ..........        2,743             -
                                                            ---------     ---------
NET (LOSS) INCOME-- CANADIAN GAAP ......................    $ 275,300     $ (21,446)
                                                            =========     =========
Net (loss) earnings per share-- Canadian GAAP
  Basic ................................................    $    1.28     $   (0.11)
Diluted ................................................    $    1.28     $   (0.11)
                                                            =========     =========

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

      Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 7 for summarized financial information in respect of the Company's joint ventures.

      Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) Comprehensive Income

      United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) Derivative Instruments

      The Company early adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting.

(d) Accumulated unfunded pension liability

      Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e) Change in Accounting Policies - Convertible Debentures

      Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between U.S. and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

(f) Maintenance shutdown accrual

      Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                            CANADIAN GAAP                    UNITED STATES GAAP
                                                            -------------                    ------------------
                                                    SEPTEMBER 30,     DECEMBER 31,     SEPTEMBER 30,     DECEMBER 31,
                                                    -------------     ------------     -------------     ------------
                                                       2004              2003             2004               2003
                                                       ----              ----             ----               ----
                                                     $                  $                $                 $
ASSETS
Current asset                                        1,091,874            655,125          982,142          601,988
Property, plant & equipment                            920,023            919,207          801,145          795,063
Goodwill                                               117,968            116,564          117,968          116,564
Other assets                                            23,806             31,312          209,595          163,494

LIABILITIES
Current liabilities (excluding indebtedness)           452,219            319,171          431,990          296,483
Current portion of long-term debt                       28,668              3,305           28,590            2,774
Long-term debt                                         429,995            566,963          428,263          562,703
Other long-term liabilities                            218,295            220,258          222,298          216,470
Deferred income taxes                                   85,019             64,355           78,826           65,072

SHAREHOLDERS' EQUITY
Invested capital                                       645,849            547,601          645,849          547,601
Retained earnings (deficit)                            252,534            (22,766)         245,441          (25,816)
Cumulative translation adjustment                       41,092             23,321                -                -
Other comprehensive income (b)                               -                  -           29,593           11,822

Changes in shareholders' equity under Canadian GAAP were as follows:

      NINE MONTHS ENDED SEPTEMBER 30,               2004         2003
      -------------------------------               ----         ----
                                                      $            $
Shareholders' equity at beginning of year ....     548,156      510,498
Net (loss) earnings ..........................     275,300      (21,446)
Employee stock options .......................         477            -
Stock issuance ...............................      97,771            -
Unrealized loss on cash flow hedge ...........           -        3,588
Foreign currency translation adjustment ......      17,771       27,551
Minority interest exchange ...................           -       34,201
                                                   -------     --------
Shareholders' equity at end of period ........     939,475      554,392
                                                   =======     ========

The difference in consolidated shareholders' equity may be reconciled as follows:

NINE MONTHS ENDED SEPTEMBER 30,                               2004       2003
-------------------------------                               ----       ----
                                                               $          $
Shareholders' equity based on U.S. GAAP ...............     920,883     535,214
Adjust purchase price .................................       4,350       2,322
Maintenance shutdown accrual ..........................       2,743           -
Accumulated unfunded pension (d) ......................      11,499      16,856
                                                            -------     -------
Cumulative increase in net earnings under Canadian GAAP      18,592      19,178
                                                            -------     -------
Shareholders' equity based on Canadian GAAP ...........     939,475     554,392
                                                            =======     =======

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results have been presented under U.S. GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP are described above.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                            DECEMBER 31, 2003
                                                       CANADIAN GAAP
                                                        (RESTATED)       US GAAP
                                                        -----------    -----------
ASSETS
CURRENT ASSETS
        Cash and cash equivalents                       $    10,459    $     9,950
        Accounts receivable, net                            233,331        205,226
        Inventories                                         376,458        352,842
        Deferred tax assets                                  13,269         13,269
        Other current assets                                 21,608         20,701
                                                        -----------    -----------
TOTAL CURRENT ASSETS                                        655,125        601,988

INVESTMENTS                                                       -        132,314
PROPERTY, PLANT AND EQUIPMENT                               919,207        795,063
GOODWILL                                                    116,564        116,564
DEFERRED FINANCING COSTS                                     16,063         16,063
DEFERRED TAX ASSETS                                          15,045         15,045
OTHER ASSETS                                                    204             72
                                                        -----------    -----------
TOTAL ASSETS                                            $ 1,722,208    $ 1,677,109
                                                        ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
        Accounts payable                                $   231,352    $   208,664
        Accrued salaries, wages and employee benefits        29,732         29,732
        Accrued interest                                     23,730         23,730
        Other current liabilities                            34,357         34,357
        Bank indebtedness                                     2,055          1,524
        Current portion of long-term borrowings               1,250          1,250
                                                        -----------    -----------
TOTAL CURRENT LIABILITIES                                   322,476        299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION                  566,963        562,703

CONVERTIBLE DEBENTURES                                       96,719         78,302

ACCRUED BENEFIT OBLIGATIONS                                  74,354         92,996

OTHER LIABILITIES                                            49,185         45,172

DEFERRED TAX LIABILITIES                                     64,355         65,072
                                                        -----------    -----------
TOTAL LIABILITIES                                         1,174,052      1,143,502
                                                        -----------    -----------
SHAREHOLDERS' EQUITY
        Capital stock                                       547,601        547,601
        Accumulated deficit                                 (22,766)       (25,816)
        Accumulated other comprehensive income                    -         11,822
        Cumulative translation adjustment                    23,321              -
                                                        -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                  548,156        533,607
                                                        -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 1,722,208    $ 1,677,109
                                                        ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                     THREE MONTHS ENDED
                                                     SEPTEMBER 30, 2003
                                                 CANADIAN GAAP
                                                   (RESTATED)    US GAAP
                                                   ---------    ---------
NET SALES                                          $ 510,323    $ 460,635

OPERATING EXPENSES
        Cost of sales                                472,053      426,663
        Selling and administrative                    21,173       19,895
        Depreciation                                  20,549       17,433
        Other operating expense                           86           86
                                                   ---------    ---------
                                                     513,861      464,077
                                                   ---------    ---------
LOSS FROM OPERATIONS                                  (3,538)      (3,442)

EARNINGS FROM JOINT VENTURES                               -          400
                                                   ---------    ---------
LOSS BEFORE OTHER EXPENSES AND INCOME TAXES           (3,538)      (3,042)

OTHER EXPENSES
        Interest, net                                 15,739       16,853
        Foreign exchange loss                            757          757
        Amortization of deferred financing costs         552          552
                                                   ---------    ---------
                                                      17,048       18,162
                                                   ---------    ---------
LOSS BEFORE INCOME TAXES                             (20,586)     (21,204)

INCOME TAX BENEFIT                                   (11,179)     (11,076)
                                                   ---------    ---------
NET LOSS                                           $  (9,407)   $ (10,128)
                                                   =========    =========

LOSS PER COMMON SHARE - BASIC                      $   (0.05)   $   (0.05)
LOSS PER COMMON SHARE - DILUTED                    $   (0.05)   $   (0.05)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                       NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2003
                                                  CANADIAN GAAP
                                                   (RESTATED)       US GAAP
                                                   -----------    -----------
NET SALES                                          $ 1,475,270    $ 1,317,995

OPERATING EXPENSES
        Cost of sales                                1,357,916      1,217,942
        Selling and administrative                      59,312         55,167
        Depreciation                                    60,467         52,585
        Other operating expense (income)                   144            (93)
                                                   -----------    -----------
                                                     1,477,839      1,325,601
                                                   -----------    -----------
LOSS FROM OPERATIONS                                    (2,569)        (7,606)

EARNINGS FROM JOINT VENTURES                                 -          5,262
                                                   -----------    -----------
LOSS BEFORE OTHER EXPENSES AND INCOME TAXES             (2,569)        (2,344)

OTHER EXPENSES
        Interest, net                                   39,479         42,776
        Foreign exchange loss                              186            186
        Amortization of deferred financing costs         4,130          4,130
                                                   -----------    -----------
                                                        43,795         47,092
                                                   -----------    -----------
LOSS BEFORE INCOME TAXES                               (46,364)       (49,436)

INCOME TAX BENEFIT                                     (24,701)       (25,894)
                                                   -----------    -----------
LOSS BEFORE MINORITY INTEREST                          (21,663)       (23,542)

MINORITY INTEREST                                          217            217
                                                   -----------    -----------
NET LOSS                                           $   (21,446)   $   (23,325)
                                                   ===========    ===========

LOSS PER COMMON SHARE - BASIC                      $     (0.11)   $     (0.12)
LOSS PER COMMON SHARE - DILUTED                    $     (0.11)   $     (0.12)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                       NINE MONTHS ENDED
                                                                       SEPTEMBER 30, 2003
                                                                   CANADIAN GAAP
                                                                     (RESTATED)    US GAAP
                                                                     ---------    ---------
OPERATING ACTIVITIES
Net loss                                                             $ (21,446)   $ (23,325)
Adjustment to reconcile net loss to net cash provided by (used in)
operating activities:
        Depreciation                                                    60,467       52,585
        Amortization                                                     4,130        4,130
        Deferred income taxes                                          (20,739)     (20,697)
        Gain on disposition of property, plant and equipment               (93)        (330)
        Unrealized foreign exchange on related party loans               7,241        7,241
        Income from joint ventures                                           -       (5,262)
        Distributions from joint ventures                                    -        3,619

Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                            (56,646)     (57,471)
        Inventories                                                     (3,174)      (3,656)
        Other assets                                                   (10,225)     (11,000)
        Liabilities                                                     42,902       47,686
                                                                     ---------    ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                      2,417       (6,480)

INVESTING ACTIVITIES
        Additions to property, plant and equipment                     (40,475)     (36,631)
        Proceeds from dispositions                                          77           77
                                                                     ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                                  (40,398)     (36,554)

FINANCING ACTIVITIES
        Proceeds from issuance of new debt                             542,357      542,357
        Revolving credit payments                                     (484,554)    (478,454)
        Additions to deferred financing costs                          (15,034)     (15,034)
        Changes in minority interest                                      (218)        (217)
                                                                     ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               42,551       48,652

Effect of exchange rate changes on cash and cash equivalents              (520)        (520)
                                                                     ---------    ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                    4,050        5,098

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                        16,361       12,542
                                                                     ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $  20,411    $  17,640
                                                                     =========    =========

NOTE 16 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of September 30, 2004 and December 31, 2003 and for the three and nine months ended September 30, 2004 and September 30, 2003 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2004
(US$ IN THOUSANDS)

                                                           GERDAU
                                                          AMERISTEEL                      NON-
                                             GUSAP       CORPORATION    GUARANTORS     GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                          -----------    -----------    -----------    -----------   ------------    -----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents               $        -    $     2,416    $    85,700    $       865   $          -    $    88,981
   Accounts receivable, net                         -         87,655        243,592          2,253              -        333,500
   Inventories                                      -        104,223        419,785          2,748              -        526,756
   Deferred tax assets                              -              -         13,269              -              -         13,269
   Other current assets                             -          4,458         15,121             57              -         19,636
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL CURRENT ASSETS                                -        198,752        777,467          5,923              -        982,142
INVESTMENT IN SUBSIDIARIES                    445,946        673,477        236,087         (3,999)    (1,165,722)       185,789
PROPERTY, PLANT AND EQUIPMENT                       -        181,401        616,524          3,220              -        801,145
GOODWILL                                            -              -        113,281          4,687              -        117,968
DEFERRED FINANCING COSTS                        9,924            148          4,177             35              -         14,284
DEFERRED TAX ASSETS                                 -         25,628        (16,025)          (877)             -          8,726
OTHER ASSETS                                        -            (20)           816              -              -            796
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL ASSETS                               $  455,870    $ 1,079,386    $ 1,732,327    $     8,989   $ (1,165,722)   $ 2,110,850
                                           ==========    ===========    ===========    ===========   ============    ===========
LIABILITIES AND SHAREHOLDERS'

EQUITY

CURRENT LIABILITIES

   Accounts payable                        $        -    $    81,750    $   203,728    $       850   $          -    $   286,328
   Intercompany                                 4,746        (41,418)        49,532       (117,641)       104,781              -
   Accrued salaries, wages and employee
   benefits                                         -          5,337         35,672              2              -         41,011
   Accrued Interest                             8,754          2,730            957              -              -         12,441
   Other current liabilities                     (308)         9,172         82,669            677              -         92,210
   Bank indebtedness                                -             71          2,470              -              -          2,541
   Current portion of long-term borrowings          -              -         25,601            448              -         26,049
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL CURRENT LIABILITIES                      13,192         57,642        400,629       (115,664)       104,781        460,580
LONG-TERM BORROWINGS                          397,802              -         28,075          2,386              -        428,263
CONVERTIBLE DEBENTURE                               -         80,829              -              -              -         80,829
RELATED PARTY BORROWINGS                            -         11,143         31,121              -        (42,264)             -
ACCRUED BENEFIT OBLIGATION                          -         54,194         34,687              -              -         88,881
OTHER LIABILITIES                                   -          1,063         51,525              -              -         52,588
DEFERRED TAX LIABILITIES                            -              -         78,826              -              -         78,826
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL LIABILITIES                             410,994        204,871        624,863       (113,278)        62,517      1,189,967
SHAREHOLDERS' EQUITY

   Capital Stock                               61,109        803,492        940,019         32,876     (1,191,647)       645,849
   Retained earnings (accumulated deficit)     (6,602)        56,168         81,716        115,180         (1,021)       245,441
   Accumulated other comprehensive income      (9,631)        14,855         85,729        (25,789)       (35,571)        29,593
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL SHAREHOLDERS' EQUITY                     44,876        874,515      1,107,464        122,267     (1,228,239)       920,883
                                           ----------    -----------    -----------    -----------   ------------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS'

EQUITY                                     $  455,870    $ 1,079,386    $ 1,732,327    $     8,989   $ (1,165,722)   $ 2,110,850
                                           ==========    ===========    ===========    ===========   ============    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(US$ IN THOUSANDS)

                                                              GERDAU
                                                            AMERISTEEL                       NON-
                                                GUSAP       CORPORATION    GUARANTORS     GUARANTORS   ELIMINATIONS    CONSOLIDATED
                                              ----------    -----------    -----------    -----------  ------------    -----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                  $        -    $     3,033    $     5,813    $     1,104  $          -    $     9,950
   Accounts receivable, net                            -         45,425        158,476          1,325             -        205,226
   Inventories                                         -         71,477        279,976          1,389             -        352,842
   Deferred tax assets                                 -              -         13,269              -             -         13,269
   Other current assets                                -          6,101         14,494            106             -         20,701
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL CURRENT ASSETS                                   -        126,036        472,028          3,924             -        601,988
INVESTMENT IN SUBSIDIARIES                       445,946        687,222        190,432              -    (1,191,286)       132,314
PROPERTY, PLANT AND EQUIPMENT                          -        175,654        616,038          3,371             -        795,063
GOODWILL                                               -              -        111,877          4,687             -        116,564
DEFERRED FINANCING COSTS                          10,977            145          4,902             39             -         16,063
DEFERRED TAX ASSETS                                    -         34,253        (17,988)        (1,220)            -         15,045
OTHER ASSETS                                           -            124            (52)             -             -             72
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL ASSETS                                  $  456,923    $ 1,023,434    $ 1,377,237    $    10,801  $ (1,191,286)   $ 1,677,109
                                              ==========    ===========    ===========    ===========  ============    ===========
LIABILITIES AND SHAREHOLDERS'

EQUITY

CURRENT LIABILITIES

   Accounts payable                           $        -    $    44,798    $   163,124    $       742  $          -    $   208,664
   Intercompany                                    4,697        111,625              -              -      (116,322)             -
   Accrued salaries, wages and employee
   benefits                                            -          3,297         26,434              1             -         29,732
   Accrued Interest                               21,360          1,433            937              -             -         23,730
   Other current liabilities                        (895)        10,873         23,559            820             -         34,357
   Bank indebtedness                                   -              -          1,524              -             -          1,524
   Current portion of long-term borrowings             -              -            798            452             -          1,250
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL CURRENT LIABILITIES                         25,162        172,026        216,376          2,015      (116,322)       299,257
LONG-TERM BORROWINGS                             397,270         75,078         87,669          2,686             -        562,703
CONVERTIBLE DEBENTURE                                  -         78,302              -              -             -         78,302
RELATED PARTY BORROWINGS                               -        (72,679)        73,118       (115,371)      114,932              -
ACCRUED BENEFIT OBLIGATION                             -         51,076         41,920              -             -         92,996
OTHER LIABILITIES                                      -             53         45,119              -             -         45,172
DEFERRED TAX LIABILITIES                               -              -         65,072              -             -         65,072
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL LIABILITIES                                422,432        303,856        529,274       (110,670)       (1,390)     1,143,502
SHAREHOLDERS' EQUITY

   Capital Stock                                  61,109        727,862        955,126         32,876    (1,229,372)       547,601
   Retained earnings (accumulated deficit)       (16,987)        29,660       (150,853)       113,383        (1,019)       (25,816)
   Accumulated other comprehensive income         (9,631)       (37,944)        43,690        (24,788)       40,495         11,822
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL SHAREHOLDERS' EQUITY                        34,491        719,578        847,963        121,471    (1,189,896)       533,607
                                              ----------    -----------    -----------    -----------  ------------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS'

EQUITY                                        $  456,923    $ 1,023,434    $ 1,377,237    $    10,801  $ (1,191,286)   $ 1,677,109
                                              ==========    ===========    ===========    ===========  ============    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(US$ IN THOUSANDS)

                                                                          GERDAU
                                                                         AMERISTEEL                   NON-
                                                             GUSAP      CORPORATION  GUARANTORS    GUARANTORS  CONSOLIDATED
                                                            --------    -----------  ----------    ----------  ------------
OPERATING ACTIVITIES

Net income                                                  $ 10,383     $ 26,508     $ 232,569     $ 1,797     $ 271,257
Adjustment to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation                                                     -       12,858        44,266         153        57,277
  Amortization                                                 1,096            -           777           3         1,876
  Deferred income taxes                                            -       10,039         8,696          (7)       18,728
  Income from Joint Ventures                                       -            -      (100,329)          -      (100,329)
  Distributions from Joint Ventures                                -            -        47,378           -        47,378
Changes in operating assets and liabilities, net of
  acquisitions:
  Accounts receivable                                              -      (39,330)      (82,583)       (878)     (122,791)
  Inventories                                                      -      (29,627)     (133,166)     (1,360)     (164,153)
  Other assets                                                     -         (935)         (844)         (6)       (1,785)
  Liabilities                                                (11,828)     (27,018)      178,806         351       140,311
                                                            --------     --------     ---------     -------     ---------
NET CASH (USED IN) PROVIDED BY OPERATING
  ACTIVITIES                                                    (349)     (47,505)      195,570          53       147,769

INVESTING ACTIVITIES

  Investments                                                      -       28,915       (28,915)          -             -
  Additions to property, plant and equipment                       -      (12,885)      (37,374)         (3)      (50,262)
  Acquisitions                                                     -            -       (11,127)          -       (11,127)
                                                            --------     --------     ---------     -------     ---------
NET CASH PROVIDED BY (USED IN) INVESTING
  ACTIVITIES                                                       -       16,030       (77,416)         (3)      (61,389)

FINANCING ACTIVITIES

  Proceeds from issuance of new debt                               -            -        25,000           -        25,000
  Revolving credit borrowings (payments)                         349      (70,129)      (60,641)       (299)     (130,720)
  Proceeds from issuance of employee stock purchases               -          477             -           -           477
  Proceeds from issuance of common stock                           -       98,656          (767)          -        97,889
                                                            --------     --------     ---------     -------     ---------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES                                                     349       29,004       (36,408)       (299)       (7,354)

  Effect of exchange rate changes                                  -            -             -           5             5
                                                            --------     --------     ---------     -------     ---------

(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                                      -       (2,471)       81,746        (244)       79,031

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD                                                           -        3,033         5,813       1,104         9,950
                                                            --------     --------     ---------     -------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                  $      -     $    562     $  87,559     $   860     $  88,981
                                                            ========     ========     =========     =======     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(US$ IN THOUSANDS)

                                                                    GERDAU
                                                                   AMERISTEEL                NON-
                                                         GUSAP    CORPORATION GUARANTORS  GUARANTORS  ELIMINATION  CONSOLIDATED
                                                       ---------  ----------- ----------  ----------  -----------  ------------
OPERATING ACTIVITIES

Net (loss) income                                      $  (5,897)  $ (18,309)  $ (15,747)  $  16,628    $      -     $ (23,325)
Adjustment to reconcile net (loss) income to net cash
(used in) provided by operating activities:
  Depreciation                                                 -      11,539      34,021       7,025           -        52,585
  Amortization                                             1,723       8,555      (6,151)          3           -         4,130
  Deferred income taxes                                        -      (1,800)    (19,403)        506           -       (20,697)
  Gain on disposition of property, plant and
  equipment                                                    -           -        (330)          -           -          (330)
  Foreign exchange on related party loans                  7,241           -           -           -           -         7,241
  Income from Joint Ventures                                   -           -      (5,262)          -           -        (5,262)
  Distributions from Joint Ventures                            -           -       3,619           -           -         3,619
Changes in operating assets and liabilities, net of
acquisitions:
  Accounts receivable                                          -     (30,526)    (27,906)        961           -       (57,471)
  Inventories                                                  -      (7,418)      3,547         215           -        (3,656)
  Other assets                                             1,201     (20,284)      9,133      (1,050)          -       (11,000)
  Liabilities                                            (17,404)     63,772     (11,098)    (11,187)     23,603        47,686
                                                       ---------   ---------   ---------   ---------    --------     ---------
NET CASH (USED IN) PROVIDED BY OPERATING
  ACTIVITIES                                             (13,136)      5,529     (35,577)     13,101      23,603        (6,480)

INVESTING ACTIVITIES

  Investments                                           (383,658)   (269,377)   (248,226)       (562)    901,823             -
  Additions to property, plant and equipment                   -     (49,529)     20,403      (7,505)          -       (36,631)
  Proceeds from dispositions                                   -          77           -           -           -            77
                                                       ---------   ---------   ---------   ---------    --------     ---------
NET CASH USED IN INVESTING ACTIVITIES                   (383,658)   (318,829)   (227,823)     (8,067)    901,823       (36,554)
FINANCING ACTIVITIES

  Proceeds from issuance of new debt                     357,941     (61,281)    245,300         397           -       542,357
  Revolving credit borrowings                                  -     (30,991)   (443,004)     (4,459)          -      (478,454)
  Increase in related party loans payable                 12,970     (51,142)    147,968    (109,796)          -             -
  Additions to deferred financing                        (12,840)     (2,194)          -           -           -       (15,034)
  Changes in minority interest                                 -           -        (217)          -           -          (217)
  Proceeds from issuance of common stock                  38,723     455,363     320,817     110,523    (925,426)            -
                                                       ---------   ---------   ---------   ---------    --------     ---------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES                                             396,794     309,755     270,863      (3,335)   (925,426)       48,652

  Effect of exchange rate changes                              -        (520)          -           -           -          (520)
                                                       ---------   ---------   ---------   ---------    --------     ---------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                                  -      (4,065)      7,463       1,700           -         5,098

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                                    -       9,118       2,161       1,263           -        12,542
                                                       ---------   ---------   ---------   ---------    --------     ---------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD                                               $       -   $   5,053   $   9,624   $   2,963    $      -     $  17,640
                                                       =========   =========   =========   =========    ========     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED SEPTEMBER 30, 2004
(US$ IN THOUSANDS)

                                                                   GERDAU
                                                                  AMERISTEEL                      NON-
                                                     GUSAP       CORPORATION     GUARANTORS    GUARANTORS  CONSOLIDATED
                                                   ---------     -----------     ----------    ----------  ------------
NET SALES                                          $       -      $ 163,883      $ 638,252      $  5,748     $ 807,883

OPERATING EXPENSES

  Cost of sales                                            -        134,487        499,282         4,672       638,441
  Selling and administrative                               -          2,934         23,549           242        26,725
  Depreciation                                             -          4,381         14,958            51        19,390
  Other operating (income)                                 -             (2)          (680)            -          (682)
                                                   ---------      ---------      ---------      --------     ---------
                                                           -        141,800        537,109         4,965       683,874

INCOME FROM OPERATIONS                                     -         22,083        101,143           783       124,009

EARNINGS FROM JOINT VENTURES                               -              -         54,634             -        54,634
                                                   ---------      ---------      ---------      --------     ---------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES                -         22,083        155,777           783       178,643

OTHER EXPENSES

  Interest, net                                       10,688          2,460          4,213            47        17,408
  Foreign exchange loss (gain)                            21          7,916         (1,430)           15         6,522
  Amortization of deferred financing costs               367              -            261             -           628
                                                   ---------      ---------      ---------      --------     ---------
                                                      11,076         10,376          3,044            62        24,558

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST       (11,076)        11,707        152,733           721       154,085

INCOME TAX EXPENSE                                       192          3,147          6,122           338         9,799
                                                   ---------      ---------      ---------      --------     ---------
(LOSS) INCOME BEFORE STOCK DIVIDENDS                 (11,268)         8,560        146,611           383       144,286

STOCK DIVIDENDS                                       21,009              -        (21,009)            -             -
                                                   ---------      ---------      ---------      --------     ---------
NET INCOME                                         $   9,741      $   8,560      $ 125,602      $    383     $ 144,286
                                                   =========      =========      =========      ========     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED SEPTEMBER 30, 2003
(US$ IN THOUSANDS)

                                                                GERDAU
                                                               AMERISTEEL                      NON-
                                                  GUSAP       CORPORATION     GUARANTORS    GUARANTORS     CONSOLIDATED
                                                 --------     -----------     ----------    ----------     ------------
NET SALES                                        $      -      $  17,859      $ 277,320      $ 165,456      $ 460,635

OPERATING EXPENSES

  Cost of sales                                         -         1,2591        266,861        147,211        426,663
  Selling and administrative                            -          4,316         10,894          4,685         19,895
  Depreciation                                          -          4,011          6,523          6,899         17,433
                                                 --------      ---------      ---------      ---------      ---------
  Other operating expense (income)                      -          4,052         (2,598)        (1,368)            86
                                                        -         24,970        281,680        157,427        464,077
(LOSS) INCOME FROM OPERATIONS                           -         (7,111)        (4,360)         8,029         (3,442)

EARNINGS FROM JOINT VENTURES                            -              -            400              -            400
                                                 --------      ---------      ---------      ---------      ---------
(LOSS) INCOME BEFORE OTHER EXPENSES & INCOME
TAXES                                                   -         (7,111)        (3,960)         8,029         (3,042)

OTHER EXPENSES

  Interest                                         11,309          3,679          1,645            220         16,853
  Foreign exchange loss (gain)                      1,388         (2,422)         1,789              2            757
  Amortization of deferred financing costs            369          6,647         (6,464)             -            552
                                                 --------      ---------      ---------      ---------      ---------
                                                   13,066          7,904         (3,030)           222         18,162

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                         (13,066)       (15,015)          (930)         7,807        (21,204)

INCOME TAX EXPENSE (BENEFIT)                           23         (6,620)        (5,941)         1,462        (11,076)
                                                 --------      ---------      ---------      ---------      ---------
(LOSS) INCOME BEFORE STOCK DIVIDENDS              (13,089)        (8,395)         5,011          6,345        (10,128)

STOCK DIVIDENDS                                         -         (1,798)         1,798              -              -
                                                 --------      ---------      ---------      ---------      ---------
NET (LOSS) INCOME                                $(13,089)     $ (10,193)     $   6,809      $   6,345      $ (10,128)
                                                 ========      =========      =========      =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
NINE MONTHS ENDED SEPTEMBER 30, 2004
(US$ IN THOUSANDS)

                                                                    GERDAU
                                                                  AMERISTEEL                           NON-
                                                     GUSAP        CORPORATION      GUARANTORS       GUARANTORS      CONSOLIDATED
                                                   ---------      -----------      -----------      -----------     ------------
NET SALES                                          $       -      $   447,895      $ 1,696,638      $    16,077      $ 2,160,610

OPERATING EXPENSES

  Cost of sales                                            -          368,607        1,354,177           13,202        1,735,986
  Selling and administrative                               -            8,086           61,741              717           70,544
  Depreciation                                             -           12,858           44,266              153           57,277
  Other operating income                                   -               (7)          (2,146)               -           (2,153)
                                                   ---------      -----------      -----------      -----------      -----------
                                                           -          389,544        1,458,038           14,072        1,861,654

INCOME FROM OPERATIONS                                     -           58,351          238,600            2,005          298,956

EARNINGS FROM JOINT VENTURES                               -                -          100,329                -          100,329
                                                   ---------      -----------      -----------      -----------      -----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES                -           58,351          338,929            2,005          399,285

OTHER EXPENSES

  Interest, net                                       32,046            8,619            4,684              118           45,467
  Foreign exchange loss (gain)                             8            8,632           (1,430)             (13)           7,197
  Amortization of deferred financing costs             1,096                -              777                3            1,876
                                                   ---------      -----------      -----------      -----------      -----------
                                                      33,150           17,251            4,031              108           54,540

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST       (33,150)          41,100          334,898            1,897          344,745

INCOME TAX EXPENSE                                       586           12,344           60,458              100           73,488
                                                   ---------      -----------      -----------      -----------      -----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS                 (33,736)          28,756          229,440            1,797          271,257

STOCK DIVIDENDS                                       44,119           (2,248)         (41,871)               -                -
                                                   ---------      -----------      -----------      -----------      -----------
NET INCOME                                         $  10,383           26,508      $   232,569      $     1,797      $   271,257
                                                   =========      ===========      ===========      ===========      ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
NINE MONTHS ENDED SEPTEMBER 30, 2003
(US$ IN THOUSANDS)

                                                                   GERDAU
                                                                  AMERISTEEL                        NON-
                                                     GUSAP       CORPORATION    GUARANTORS       GUARANTORS      CONSOLIDATED
                                                   ---------     -----------    ----------      -----------      ------------
NET SALES                                          $       -      $ 267,479      $ 879,217      $   171,299      $ 1,317,995

OPERATING EXPENSES

  Cost of sales                                            -        245,414        820,354          152,174        1,217,942
  Selling and administrative                               -         10,277         39,693            5,197           55,167
  Depreciation                                             -         11,539         34,021            7,025           52,585
  Other operating expense (income)                         -            582            693           (1,368)             (93)
                                                   ---------      ---------      ---------      -----------      -----------
                                                           -        267,812        894,761          163,028        1,325,601

(LOSS) INCOME FROM OPERATIONS                              -           (333)       (15,544)           8,271           (7,606)

EARNINGS FROM JOINT VENTURES                               -              -          5,262                -            5,262
                                                   ---------      ---------      ---------      -----------      -----------
(LOSS) INCOME BEFORE OTHER EXPENSES & INCOME
TAXES                                                      -           (333)       (10,282)           8,271           (2,344)

OTHER EXPENSES

  Interest, net                                       13,101         16,641         22,779           (9,745)          42,776
  Foreign exchange (gain) loss                        (8,668)           939          7,913                2              186
  Amortization of deferred financing costs             1,723          8,555         (6,151)               3            4,130
                                                   ---------      ---------      ---------      -----------      -----------
                                                       6,156         26,135         24,541           (9,740)          47,092

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST        (6,156)       (26,468)       (34,823)          18,011          (49,436)

INCOME TAX (BENEFIT) EXPENSE                            (259)        (8,159)       (18,859)           1,383          (25,894)
                                                   ---------      ---------      ---------      -----------      -----------
(LOSS) INCOME BEFORE MINORITY INTEREST                (5,897)       (18,309)       (15,964)          16,628          (23,542)

MINORITY INTEREST                                          -              -            217                -              217
                                                   ---------      ---------      ---------      -----------      -----------
NET (LOSS) INCOME                                  $  (5,897)       (18,309)     $ (15,747)     $    16,628      $   (23,325)
                                                   =========      =========      =========      ===========      ===========

                             Corporate Information

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively. Gerdau Ameristeel shares are also listed on the New York Stock Exchange under the ticker symbol GNA.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax. Company shares are also transferable in the offices of Mellon Investor Services LLC, New York, New York.

SHAREHOLDER INFORMATION

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line.
Toronto: (416) 643-5500 Outside Toronto and US: 1-800-387-0825

FINANCIAL CALENDAR

Fiscal year end: December 31

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com
Web site:www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL 33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor
Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

                            www.gerdauameristeel.com

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